Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156921

PROXY STATEMENT/PROSPECTUS SUPPLEMENT DATED MAY 21, 2009
(TO PROXY STATEMENT/PROSPECTUS DATED MAY 5, 2009)

This supplement (this “Supplement”) to the proxy/statement prospectus of Endocare, Inc. (“Endocare”), dated May 5, 2009, is being filed for the purpose of informing Endocare stockholders of the status of the Endocare board of directors’ review of the written proposal of HealthTronics, Inc. (“HealthTronics”) to purchase all of Endocare’s outstanding common stock for $1.25 per share, with Endocare stockholders having the ability to elect to receive either cash or HealthTronics’ common stock as consideration (the “April 2009 HealthTronics Proposal”).

At this time, in the exercise of its fiduciary duties, the Endocare board of directors continues to assess the April 2009 HealthTronics Proposal. As previously disclosed, upon concluding its evaluation of the April 2009 HealthTronics Proposal, should the Endocare board of directors determine that the April 2009 HealthTronics Proposal is not a “Superior Proposal” under the Merger Agreement with Galil Medical Ltd. (“Galil”), the Endocare board of directors will promptly provide Endocare’s stockholders with all additional information material to the stockholders regarding its evaluation, including the reasons underlying the Endocare board of directors’ conclusions regarding the Galil Merger and the April 2009 HealthTronics Proposal and the advantages of the Galil Merger over the April 2009 HealthTronics Proposal, through the filing and distribution to Endocare stockholders of an additional supplement to the proxy statement/prospectus. Endocare will provide its stockholders with at least 10 calendar days from the date the prospectus supplement containing the Endocare board of directors’ conclusions regarding the Galil Merger and the April 2009 HealthTronics Proposal is mailed prior to holding its special meeting.

Endocare stockholders should understand that, until they have received the prospectus supplement, they may not have the most up-to-date information regarding the Endocare board of directors’ evaluation of the April 2009 HealthTronics Proposal and should consider waiting to provide their proxies for the Endocare special meeting until the Endocare board of directors announces its determination with respect to the April 2009 HealthTronics Proposal. There can be no assurances that the Endocare board of directors will determine that the April 2009 HealthTronics Proposal constitutes a Superior Proposal or, if it makes such a determination, that a transaction with HealthTronics will be consummated. The Endocare board of directors has not determined that the April 2009 HealthTronics Proposal is in fact a Superior Proposal. At this time, the Endocare board of directors continues to believe that Endocare’s Merger with Galil is in the best interests of Endocare and its stockholders.

In addition, on May 14, 2009, the shareholders of Galil Medical Ltd. approved, among other things, the Merger, the Merger Agreement and the Stock Purchase Agreement.

This Supplement should be read together with the matters set forth in the proxy statement/prospectus and the annexes thereto. Capitalized terms used in this Supplement and not otherwise defined herein have the meanings ascribed to them in the proxy statement/prospectus.

Endocare stockholders and Galil shareholders may obtain additional copies of the proxy statement/prospectus and copies of this Supplement without charge by writing or calling Endocare at the following address or telephone number.

Corporate Secretary
Endocare, Inc.
201 Technology Drive
Irvine, California 92618
(949) 450-5400

This Supplement is dated May 21, 2009.